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Exhibit 99.2

Gold Fields Limited
Registration number: 1968/004880/06
ISIN: ZAE000018123    JSE Code: GFI
("Gold Fields" or the "company")

INITIAL RESPONSE BY BOARD OF DIRECTORS OF GOLD FIELDS TO
OFFER BY HARMONY GOLD MINING COMPANY LIMITED FOR GOLD FIELDS

Introduction

Shareholders of Gold Fields ("shareholders") are referred to the announcement published today, Monday, 18 October 2004, by Harmony Gold Mining Company Limited ("Harmony") in which it announced the terms of a proposed merger between the two companies, subject to the fulfilment of certain conditions precedent (the "Announcement"). Through making the Announcement, Harmony has stated that it has irrevocably committed to offer to acquire the entire issued share capital of Gold Fields in terms of Section 440 of the Companies Act, 1973 (Act 61 of 1973), as amended, in return for the issue of new ordinary shares in Harmony ("Harmony consideration shares"). In order to implement the offer, Harmony is extending two consecutive offers, the early settlement offer and the subsequent offer (collectively, the "Offer") to shareholders to acquire all of their ordinary shares in Gold Fields ("Gold Fields shares").

Terms of Offer

In terms of:

  •
  the early settlement offer, Harmony has made an initial offer to acquire up to 34.9% of the entire issued share capital of Gold Fields subject to:

  —
  the passing and, where applicable, registration, of the ordinary and special resolutions required, inter alia, to increase Harmony's share capital, to enable Harmony to implement the Offer and to issue the Harmony consideration shares (the "Harmony resolutions"); and

  —
  the registration statement with respect to the Harmony consideration shares to be issued in the United States in pursuance of the Offer having been declared effective by the Securities and Exchange Commission ("SEC");

  •
  the subsequent offer, being an immediate follow-on offer on the same terms as the early settlement offer, Harmony has made an offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer subject to:

  —
  the passing and, where applicable, registration of the Harmony resolutions;

  —
  Harmony receiving valid acceptances of the subsequent offer from shareholders in respect of in excess of 50% of the entire issued share capital of Gold Fields (including those Gold Fields shares acquired by Harmony under the early settlement offer and those Gold Fields shares in respect of which Norilsk Nickel has irrevocably undertaken to accept the subsequent offer);

  —
  the proposed transaction with IAMGold Corporation Inc ("IAMGold" transaction) not being implemented for whatever reason including, inter alia, shareholders failing to approve the proposed IAMGold transaction at the general meeting convened for such purpose;

    —
    the proposed merger being approved by the South African Competition Authorities under the Competition Act, 1998 (Act 89 of 1998), as amended;

    —
    the registration statement with respect to the Harmony consideration shares in the US Offer having been declared effective by the SEC; and

    —
    the approval of all regulatory authorities whose approval is required for the implementation of the proposed merger.

The consideration payable by Harmony in terms of the Offer is:

or each Gold Fields share	1.275 new Harmony shares,
for each Gold Fields ADS	1.275 new Harmony ADSs,

(the "proposed share exchange ratio").

Shareholders are advised that the Board of Directors of Gold Fields will consider the advice to be received from its independent financial advisors, Goldman Sachs International and JPMorgan, and is currently forming its own view and recommendation regarding the Offer, the substance of which will be made known to shareholders in due course. The preliminary view of the Board of Directors however is that the Offer is not in line with Gold Fields' stated strategy or in the interest of Gold Fields' shareholders. In coming to these conclusions the following considerations, amongst others, have been taken into account:

  —
  Harmony has stated that its proposal will be subject to Gold Fields not proceeding with the proposed merger of its international assets with IAMGold Corporation Inc.. The Board of Gold Fields continues to firmly believe that the IAMGold transaction is in the best interests of shareholders as it provides an international platform for aggressive growth with full access to international debt and capital markets. It unlocks the intrinsic value of Gold Fields' international assets and places control of a global growth vehicle firmly in South African hands. The see through value of Gold Fields' International assets has increased by more than USD0.5bn from announcement of the IAMGold transaction till Friday 15th October close.

  —
  The implied premium in the proposal, based on the closing price of Gold Fields' ADSs in New York on Friday 15 October was 7%. The implied premium based on current trading levels is negligible. Based on the Board of Gold Fields' perception of relative fundamental value the proposed exchange ratio vastly overvalues Harmony's asset contribution to any potential combination. Over the past year the cost per Kilogram performance of Harmony has significantly lagged that of Gold Fields.

The Board of Gold Fields therefore believes that the proposal significantly undervalues Gold Fields' high quality portfolio of assets and completely disregards the significant value that will be created from the IAMGold transaction.

The Board of Gold Fields urges shareholders to continue to support Gold Fields' stated strategy of pursuing the IAMGold transaction.

Further Announcements

The views of the company's independent financial advisors and of the Board of Directors will be made known to shareholders shortly. Shareholders will be advised accordingly, inter alia, by means of SENS and press announcements.

Johannesburg
18 October 2004

Joint Financial Advisors to Gold Fields	Sponsor to Gold Fields
Goldman Sachs International	JPMorgan
JPMorgan
Corporate law advisors and consultants to Gold Fields
Edward Nathan & Friedland (Pty) Limited
Corporate Law Advisors and Consultants (Registration number 1999/026464/21)

In the United States, Gold Fields will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of the Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any Form F-4 (which shall include a preliminary prospectus) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

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  Exhibit 99.2
Gold Fields Limited Registration number: 1968/004880/06 ISIN: ZAE000018123 JSE Code: GFI ("Gold Fields" or the "company")
INITIAL RESPONSE BY BOARD OF DIRECTORS OF GOLD FIELDS TO OFFER BY HARMONY GOLD MINING COMPANY LIMITED FOR GOLD FIELDS